Filed by Capitol Investment Corp. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Investment Corp. IV (File No. 001-38186)

Commission File No. for the Related Registration Statement: 333-230817

Nesco and Capitol Investment Corp. IV to Participate in the UBS Global Industrials and Transportation Conference and Stifel Cross-Sector Insight Conference

FORT WAYNE, Ind. and WASHINGTON, May 28, 2019 – Capitol Investment Corp. IV (NYSE: CIC; “Capitol”), a public investment vehicle, and Nesco Holdings I, Inc. (“Nesco”), a leading provider of specialty rental equipment to the electric utility, telecom and rail end-markets, announce that representatives from each company will participate in the upcoming UBS Global Industrials and Transportation Conference and Stifel Cross-Sector Insight Conference and will be available for investor meetings.

Investors can schedule 1:1 meetings with the management teams at the UBS Global Industrials and Transportation Conference on June 6, 2019. The conference will be held at the Lotte New York Palace in New York City.

Investors can schedule 1:1 meetings with the management teams at the Stifel Cross-Sector Insight Conference on June 12, 2019. The conference will be held at the InterContinental Boston in Boston, Massachusetts.

As announced previously, Nesco and Capitol have entered into a definitive agreement in which Nesco will become a publicly listed company. The transaction is expected to close in the second quarter of 2019. For additional information on the transaction, see Capitol’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on April 11, 2019, including any amendments thereto (as amended, the “Registration Statement”), which is available on the SEC’s website at www.sec.gov, or Capitol’s website at www.capinvestment.com.

Additional Information and Where to Find It

Capitol has filed a preliminary proxy statement/prospectus and other relevant documents with the SEC to be used at its annual meeting of stockholders to approve the proposed transaction with Nesco. The proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF CAPITOL AND NESCO ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Capitol and Nesco through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Capitol and/or Nesco when and if available, can be obtained free of charge on Capitol’s website at www.capinvestment.com or by directing a written request to Capital Investment Corp. IV, 1300 N 17th Street, Suite 820, Arlington VA 22209 or by emailing info@capinvestment.com.

Participants in the Solicitation

Capitol and Nesco and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 4, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is also included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Nesco

Nesco is one of the largest providers of specialty equipment, parts, tools, accessories and services to the electric utility transmission and distribution, telecommunications and rail markets in North America. Nesco offers its specialized equipment to a diverse customer base for the maintenance, repair, upgrade and installation of critical infrastructure assets including electric lines, telecommunications networks and rail systems. Nesco’s coast-to-coast rental fleet of approximately 4,000 units includes aerial devices, cranes, digger derricks, pressure drills, stringing gear, hi-rail equipment, repair parts, tools and accessories. For more information, please visit https://nescorentals.com.

About Capitol Investment Corp. IV

Capitol Investment Corp. IV is a public investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the New York Stock Exchange under the ticker symbols CIC, CIC WS and CIC.U. The company, which raised $402.5 million of cash proceeds in an initial public offering in August 2017, is the Capitol team’s fourth publicly traded investment vehicle. The Capitol team’s three prior deals are all in the top 10 of the best performing SPACs out of over 130 raised since October 2009 in terms of total returns since merger. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel. The third vehicle, Capitol Acquisition Corp. III, merged with Cision Ltd. (NYSE: “CISN”), a leading global provider of cloud-based earned media solutions. For more information, please visit https://capinvestment.com.